UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011
Commission File No.: 000-25289

TITAN TRADING ANALYTICS INC. (Translation of registrant's name into English)

675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit
99.1	Audited Statement for year ended October 31, 2010
99.2	MD&A as at October 31, 2010
99.3	CEO Certification of year-end Filings
99.4	CFO Certificate of year-end Filings
99.5	News Release – Incorporation of MarketPsych Sentiment Data into Behavioral Research

TITAN TRADING ANALYTICS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

Date: March, 31 2011	By:	/s/ John Coulter
John Coulter, Chief Executive Officer

Exhibit Index

Exhibit
99.1	Audited Statement for year ended October 31, 2010
99.2	MD&A as at October 31, 2010
99.3	CEO Certification of year-end Filings
99.4	CFO Certificate of year-end Filings
99.5	News Release – Incorporation of MarketPsych Sentiment Data into Behavioral Research